ZURICH

02028348

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
APR 11 2002
WASH. D.C. 154 SECTION

SUPPL

Your reference File No. 82-5089

Our reference

Date April 09, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 25 84
Direct Fax +41 (0) 625 36 06
yannick.hausmann@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich adds new fund links to Sterling Bond" dated April 9, 2002

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Departement

Dr. Yannick Hausmann

Enclosure

Press Release

Zurich adds new fund links to Sterling Bond

9 April 2002

Zurich Financial Services
(UKISA) Limited

UK Life Centre
Station Road
Swindon
SN1 1EL
United Kingdom

Telephone +44 (0)1793
511227

Zurich, through its IFA brand Sterling, has now enhanced its investment bond with sixteen new investment links, from eight leading fund managers. Three of the eight fund managers – ABN AMRO, Artemis and Jupiter – are new to the Sterling Investment Bond portfolio.

This brings the total number of funds available through the Sterling Bond to eighty-eight, giving IFAs and their customers access to an even wider range of top quality funds. The new links will be available with immediate effect for both new and existing clients.

Ian Price, Director of Wealth Management for Zurich, commented: "From a standing start on April 6 1998, the Sterling Investment Bond now has over £500million in funds under management, which is a phenomenal achievement. The Investment Bond is one of the jewels in the Sterling crown and I believe that the addition of the new funds will consolidate the bond's position in a client's unit linked portfolio.

"We based the choice of new funds on the views of IFAs and focused on producing a balanced portfolio of funds to meet every investment need. We regularly review our fund offerings and these latest additions are part of our ongoing programme to bring the very best products on the market to IFAs."

ABN AMRO's Product Development and Communications Director, Nick Wells, commented: "These three funds offer a diverse spread of investment opportunities, primarily in the UK. At a time when many investors are concerned over recent market volatility, I believe an extension of the range of UK funds available within one product will prove popular with IFAs and their clients."

Jamie Campbell, Managing Director of Artemis, commented: "The three Artemis

funds have been available through the Sterling ISA for just over a year and they have been very popular with both IFAs and their clients. Artemis is acknowledged by IFAs as a key fund manager and we believe that the funds will also be a hit with the Sterling Investment Bond wrapper."

Jupiter's Steve Glynn, Joint Managing Director, commented: "The four funds joining the Sterling Investment Bond, which include our flagship fund the Jupiter Income Trust and our newly launched Jupiter Distribution Fund, will be managed by some of the industry's most able investment specialists who make up our fund management team. Since it's launch the Jupiter Distribution Fund has proved extremely popular with IFA's and its inclusion within the Sterling Investment Bond will add a new dimension which I am confident will be attractive to IFA clients."

The new funds are:

Fund Manager	Fund Name
ABN AMRO	UK Growth Equity Income UK Select Opportunities
Artemis	UK Growth Income UK Smaller Companies
Fidelity	American
Framlington	UK Growth Financial
Gartmore	UK Focus
Henderson	Europe Capital Growth
Jupiter	Income UK Growth High Income Distribution
Threadneedle	Strategic Bond

The Sterling Bond has a minimum investment of £5,000 and has a choice of three charging structures:

5% initial charge (4% over £100,000), 1% annual management charge, 3% bonus in years 5 and 10 and no exit costs.

2% initial charge (1% over £100,000), 1% annual management charge, 2.25% bonus in year 10 and exit costs until year 6.

No initial charge, 1% annual management charge, 0.45% admin fee for first five years, 2.25% bonus in year 10 and exit costs until year 6.

ENDS

Note to Editors

ABN AMRO	**UK Growth** - balanced spread, long term capital growth. S&P AAA 5* rated.
	UK Select Opportunities – aiming for capital growth in investments of primarily UK origin where above average returns may be realised. S&P AAA rated.
	Equity Income – aims to achieve an above level of rising income together with capital growth over the longer term. S&P AAA 5* rated.
Artemis	**UK Growth** – Long-term capital growth in UK companies and in companies that conduct a significant part of their business in the UK. S&P AA 5* rated.
	Income - aiming for rising income and capital growth investing in UK ordinary shares, preference shares, convertibles and fixed income securities. S&P AA fund rated.
	UK Smaller Companies - Long-term capital growth in UK companies and in companies that conduct a significant part of their business in the UK, with market capitalisation no greater than the largest company in the FTSA SmallCap Index. S&P AA 5* rated.

Fidelity	**American** – long term track record with aim of providing long term capital growth, primarily from portfolio of US equities. S&P AA 5* rated.
Framlington	**UK Growth Trust** – aims to achieve long-term capital growth through investment principally in UK large and medium sized companies. S&P AA 5* rated.
Gartmore	**UK Focus** – aims for highest possible capital return from concentrated portfolio of UK companies.
Henderson	**European Capital Growth** – invests in larger companies in Continental Europe for capital growth. S&P AAA 5* rated.
Jupiter	**Income** – high income, increasing in line with inflation from managed portfolio chiefly invested in UK equities and fixed interest stock. S&P AA 4* rated.
	UK Growth – long-term capital growth in any sector, primarily UK. S&P AA 4* rated.
	High Income – aims to achieve high and rising income with capital growth. S&P AAA 5* rated.
	Distribution – cautious growth orientated investors as well as those seeking income. New fund.
Threadneedle	**Strategic Bond** – a combination of investment grade and high yield bonds to deliver capital growth with minimal risk. S&P AA rated.

Sterling is part of Zurich Financial Services (UKISA) which is part of the Zurich Financial Services Group and comprises the Group's operations in the UK, Ireland and International Businesses.

The Zurich Financial Services Group (www.zurich.com) is a global leader in integrated financial services, providing its customers with solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on the key markets of North America, UK, Switzerland and Europe, as well as selected other markets where it has or can reach a competitive position. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

Media Information:

Erica Harper, Zurich Financial Services Press Office 01793 503969